UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   JUNE 16 2006                       /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY

--------------------------------------------------------------------------------

                          NEWS RELEASE - JUNE 16, 2006

                 NEW COPPER-SILVER MINERALIZATION DISCOVERED AND
                     SOIL ANOMALY EXPANDED ON COCHA PROJECT

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to provide results from the ongoing exploration program on its 100% owned Cocha copper-silver property, located 220 km east of Lima, Peru. Additional soil sampling has now confirmed the presence of widespread anomalous copper-silver in soils and extended the anomaly to over 2.2km in length and up to 750m in width, with soil geochemical values up to 0.32% copper and 4.7 g/t silver. The copper-silver soil anomaly at Cocha is open along strike in both directions.

The Company's geologists have also made a new discovery, "The Merce Showing", that assayed 0.46% copper and 9.4 g/t silver over 9.5m in outcrop and is located approximately 700m northwest and on trend from the Discovery Outcrop (0.80% copper and 10g/t silver over 80m, see January 13, 2006 News Release). This 9.5m interval is comprised of three consecutive chip samples, including: 0.18% copper and 4.2 g/t silver over 4.0m, 1.7% copper and 25.1 g/t silver over 1.0m and 0.43% copper and 10.6 g/t silver over 4.5m.

Since the Cocha property's discovery by Amera, the Company has continued to expand the surface copper-silver surface anomaly to its present 2.2km by 750m size. A significant and very encouraging feature is that Cocha is geologically similar in style to the giant Lubin Deposit (52 Mt Cu, 2,275 M oz Ag(1)) in Poland and the White Pine Deposit (8.3Mt Cu, 800 M oz Ag(1)) in the Upper Peninsula of Michigan.

"We are very excited to have such a unique discovery in Peru," stated Mr. Nikolaos Cacos, President and CEO. "The recent election of Mr. Garcia as President of Peru has created a very positive environment for attracting foreign capital to Peru's mining sector". The first point in Mr. Garcia's Apra Party's mining plan for 2006-2011 reads: "The essential aim for the development of mining and expansion of its impact on the economy is to attract foreign investment in exploration and for development of new operations". Mining generated 57% of Peru's total exports and 40% of income taxes paid to the Peruvian state in 2005.

The Company is currently  preparing  for a drill  program to test the  Discovery
Outcrop area and is carrying out further surface work to extend currently identified targets and identify new ones. Updated maps showing the results outlined above are available on Amera's website (www.ameraresources.com).

During the last geochemical sampling campaign an additional 158 soil samples were collected bringing the total samples collected to date to 275. Results range from 3 ppm to 3,230 ppm copper (0.32%) copper and <0.2 ppm to 4.7 ppm silver. Soil samples were collected along lines spaced at approximately 100m on either 12.5 or 25m intervals. Morphologically the soil anomalies suggest that mineralization in subsurface bedrock forms several sub-parallel zones. The strongest part of the soil anomaly envelopes the Discovery Outcrop where

NEWS RELEASE                                                       JUNE 16, 2005
AMERA RESOURCES CORPORATION                                               PAGE 2
--------------------------------------------------------------------------------


continuous rock chip sampling returned 0.80% copper and 10 g/t silver over 80m, including two non-adjacent 10-metre intervals assaying 2.69 % copper and 24.4 g/t silver and 1.38% copper and 26.2 g/t silver (January 13, 2006 News Release).

Analyses for the samples reported herein were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work reported on in this release was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

(1) Sediment-Hosted Copper Deposits of the World: Deposit Models and Database by Dennis P.Cox, David A. Lindsey, Donald A. Singer and Michael F. Diggles; USGS Open-File Report 03-107 Version 1.0



ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO


For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                        2006 NUMBER 7